UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2023 (Report No. 4)

Commission file number: 001-40753

ICECURE MEDICAL Ltd.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s Notice of Meeting, Proxy Statement and Proxy Card for the Annual and Special General Meeting of Shareholders to be held on Thursday, June 1, 2023 (the “Meeting”).

Only shareholders of record who hold Ordinary Shares, no par value, of the Registrant at the close of business on Thursday, May 4, 2023 will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

 Copies of the Notice of Annual and Special General Meeting, Proxy Statement and Proxy Card for the Meeting are furnished herewith as Exhibits 99.1, 99.2 and 99.3, respectively.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-267272 and 333-258660) and Form S-8 (File Nos. 333-270982, 333-264578 and 333-262620), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits No.
99.1	Notice for the Annual and Special General Meeting of Shareholders to be held on June 1, 2023.

99.2	Proxy Statement for the Annual and Special General Meeting of Shareholders to be held on June 1, 2023.

99.3	Proxy Card for the Annual and Special General Meeting of Shareholders to be held on June 1, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.

Date: April 27, 2023	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

2